Exhibit 21.1
Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Accountabilities, Inc.	Delaware
Corporate Resource Development Inc.	Delaware
Integrated Consulting Group, Inc.	Delaware
Insurance Overload Services, Inc.	Delaware